ALDEN ELECTRONICS, INC.

                              INFORMATION STATEMENT

                                 January 8, 1997


                                Table of Contents


                                                                      Page
                                                                      ----

 Introduction                                                            2

 The Transaction                                                         3

 Effect of Transaction on Operations of Alden                            5

 Information About the Acquisition Company                               5

 Recommendation of Board of Directors of Alden                           6

 Opinion of O'Conor, Wright Wyman, Inc.                                  7

 Change of Corporate Name                                                9

 Legal Proceedings                                                      10

 Security Ownership                                                     10

 Market Data                                                            13

 Financial Information                                                  14

 Rights of Objecting Stockholders                                       14

 Exhibits
        Exhibit A - Asset Purchase Agreement

        Exhibit B - Fairness Opinion of O'Conor, Wright Wyman, Inc.

        Exhibit C - Summary Historical Financial
                           Information

        Exhibit D - Appraisal Rights of Dissenting
                           Stockholders

                                  INTRODUCTION


     This Information Statement is furnished on behalf of the Board of Directors of Alden Electronics, Inc., a Massachusetts corporation ("Alden"). It is intended to describe briefly the proposed actions listed in the Notice of Special Meeting of Class A Common and Class B Common Stockholders of Alden dated January 8, 1997 (the "Notice") accompanying this Information Statement and being considered at the Special Meeting of Class A Common and Class B Common Stockholders to be held on January 31, 1997 at 9:00 A.M. Eastern Time, at the principal office of Alden at 40 Washington Street, Westborough, Massachusetts 01581, and any adjournments and postponements thereof (the "Special Meeting"). Capitalized terms not separately defined herein, or in the attachments hereto, shall have the meanings set forth in the Notice.

     The proposed actions of Alden listed in the Notice, including the Transaction and the name change (collectively, "the Proposals"), are all components of a plan to transfer substantially all of Alden's operating assets to Alden Electronics, Inc., a Delaware corporation (the "Acquisition Company"), which is owned by Thomas T. Gores. As part of the Transaction, the Acquisition Company will assume substantially all of the liabilities and obligations of Alden.

     THIS INFORMATION STATEMENT IS INTENDED ONLY AS A BRIEF SUMMARY OF THE TRANSACTIONS CONTEMPLATED BY ALDEN AND DOES NOT PURPORT TO BE COMPLETE. REFERENCE SHOULD BE MADE TO THE ATTACHED ASSET PURCHASE AGREEMENT FOR A COMPLETE DESCRIPTION OF THE TERMS AND CONDITIONS OF THE PROPOSED TRANSACTION (AND FOR DEFINITIONS OF CERTAIN CAPITALIZED TERMS USED HEREIN). ADDITIONAL INFORMATION RELATING TO THE PROPOSALS AND THE OTHER TRANSACTIONS DESCRIBED IN THIS INFORMATION STATEMENT IS AVAILABLE AT THE WESTBOROUGH OFFICES OF ALDEN, 40 WASHINGTON STREET, WESTBOROUGH, MASSACHUSETTS 01581.

     The Board of Directors recommends approval of the Proposals and the consummation of the Transaction described in the Notice and this Information Statement.

     Consummation of the Transaction requires the satisfaction or waiver before Closing of various conditions, among which is the approval of the Transaction by the Class B Common Stockholders of Alden. Pursuant to Section 75 of Chapter 156B of the General Laws of Massachusetts, approval of the Transaction requires an affirmative vote from holders of at least two-thirds (2/3) of the Class B Common Stock of Alden. In addition, it is a further condition to consummation of the Transaction, that stockholders of Alden who file a written objection to the Transaction hold, in the aggregate, no more than 5% of the total number of shares of common stock of Alden, on a fully converted basis. As of January 2, 1997, there were 2,010,385 shares of Class A Common Stock and 25,000 shares of Class B Common Stock outstanding.

     Additional conditions to the consummation of the Transaction are set forth in greater detail below.

     The Class B Common Stock of Alden has sole voting rights unless more than 5,000 shares of Class B Common Stock are converted into Class A Common Stock, at which time the holders of Class A Common Stock will have sole voting rights. Each share of Class B Common Stock is convertible, at any time, into seven shares of Class A Common Stock. In all other respects, the Class A Common Stock and Class B Common Stock have the same rights, preferences and privileges on a share for share basis.

                                 THE TRANSACTION

     The Acquisition Company has proposed to purchase substantially all of the operating assets of Alden and its subsidiaries, except the real property and certain other assets as described in the Asset Purchase Agreement dated December 19, 1996 and attached hereto as Exhibit A (the "Agreement").

     The Acquisition Company has proposed to assume substantially all of the liabilities of Alden and its subsidiaries ("Assumed Liabilities"), including, without limitation, trade payables, severance, wage, salary and other employee benefits, obligations and liabilities with respect to product warranty claims, and obligations under unfilled customer orders for goods and services and unfilled purchase orders for goods and services. The Assumed Liabilities include not only the liabilities reflected in Alden's financial statements but certain long term commitments and obligations and contingent liabilities which may not be reflected in Alden's financial statements. After the Closing Date (as defined in the Agreement), Alden remains liable for the Excluded Liabilities (as defined below) and the Assumed Liabilities, but will be entitled to indemnification from the Acquisition Company should the Acquisition Company fail to discharge the Assumed Liabilities.

     The Acquisition Company will not assume certain liabilities or obligations of Alden and its subsidiaries ("Excluded Liabilities") including, without limitation, Alden's liabilities and obligations under the Agreement, fees and expenses of counsel, accountants and other advisors of Alden incurred in connection with the Transaction, liabilities for money borrowed from Fleet Bank, NA, the principal amount of which was $211,630 as of December 31, 1996, income taxes relating to the operations prior to the Closing Date, income taxes incurred as a result of the Transaction, and liabilities arising in connection with a breach of any representation or warranty given by Alden under the Agreement.

     Pursuant to the Agreement, the Acquisition Company will enter into a Lease Agreement at the Closing (as defined in the Agreement) whereby the Acquisition Company will lease from Alden a portion of Alden's real property located in Westborough, Massachusetts for a period of twelve (12) months following the Closing at a rental rate of $10,000 per month, triple net. The Acquisition Company has also agreed to provide, from and after the Closing for a period of twenty-four (24) months, certain administrative services to Alden.

     The Acquisition Company will pay to Alden on the Closing Date $125,000 in cash, of which $25,000 has been placed in escrow as a deposit.

     On the Closing Date, the Acquisition Company will also deliver to Alden a promissory note bearing interest at eight (8%) percent per annum in the principal amount of $125,000 due in twelve equal monthly installments.

     As security for the payment and discharge of the Assumed Liabilities by the Acquisition Company, Alden will receive a security interest in all of the assets of the Acquisition Company, for a period of two (2) years following the Closing. In addition, Thomas T. Gores, the sole stockholder of the Acquisition Company, has agreed to guarantee personally the payment of the Acquisition Company's promissory note delivered at Closing and the payment and discharge by the Acquisition Company of certain of the Assumed Liabilities, for a period of two
(2) years and in an amount not to exceed $700,000.

     Alden and the Acquisition Company have also agreed that the Acquisition Company will maintain minimum levels of working capital for a two year period following the Closing. This minimum working capital, $300,000 for the first year and $150,000 for the second year, will no longer be required if the Assumed Liabilities fall below $700,000.

     Alden and the Acquisition Company have each provided in the Agreement representations and warranties that are typical and standard for transactions of the type contemplated by the Agreement.

     Consummation of the Transaction is subject to the satisfaction of various conditions which, if not fulfilled or, in some cases, waived, permit termination of the Agreement. The Agreement provides that it may be terminated at any time prior to the Closing, whether before or after the approval of the Transaction and the Agreement by the Class B Common Stockholders of Alden: (i) by either Alden or the Acquisition Company (A) by mutual consent or (B) if the Closing does not occur by February 15, 1997; (ii) by Alden, if (A) the Acquisition Company has breached any representation, warranty or covenant contained in the Agreement, (B) approval of the Class B Common Stockholders is not obtained at the Special Meeting, (C) stockholders of Alden who file a written objection to the Transaction in accordance with Section 86 of Chapter 156B of the Massachusetts General Laws hold, in the aggregate, more than 5% of the aggregate number of shares of capital stock of Alden, on a fully converted basis, (D) there is a material adverse change in the personal financial statement delivered at Closing of Thomas T. Gores, (E) Alden does not receive the favorable opinion of its financial advisor, in form and substance acceptable to Alden, and (F) Alden does not receive certain third party consents that may be necessary in connection with the Transaction, including third party consents for assignment of certain contracts identified in the Agreement (the "Contracts") and the consent of Alden's institutional lender; or (iii) by the Acquisition Company,
(A) if Alden has breached any representation, warranty or covenant contained in the Agreement, (B) Alden does not receive certain consents that may be necessary in connection with the Transaction, from parties to the Contracts, (C) Alden's Adjusted Working

Capital (as defined in the Agreement) is less than $600,000, and (D) Alden's institutional lender does not release its security interest in the Assets.

     The Agreement may be amended by the parties thereto, provided such amendment is in writing, at any time before or after the approval and adoption of the Agreement and the Transaction by the Class B Common Stockholders of Alden. After such stockholder approval has been obtained, no amendment of the Agreement may be made which by law requires the further approval of the Class B Common Stockholders, without obtaining such further approval.

                  EFFECT OF TRANSACTION ON OPERATIONS OF ALDEN

     If consummated, the Transaction would liquidate the remaining operating assets of Alden, with the exception of real estate. It is anticipated that Alden will eventually sell its remaining assets, settle remaining obligations and provide stockholders with a liquidating dividend if funds are available as discussed below.

     The amount, if any, and timing of any such liquidating dividend is uncertain and will depend, among other things, on the successful liquidation of remaining assets and settlement of all remaining obligations, including the successful discharge of the Assumed Liabilities by the Acquisition Company.

     Although the Acquisition Company will assume these liabilities and indemnify Alden against losses arising from the failure to pay such liabilities, there can be no assurances that the Acquisition Company will discharge these liabilities in full or indemnify Alden against such losses. Accordingly, creditors of Alden may pursue any number of remedies the consequence of which may be to prevent Alden from paying any dividend to stockholders until all creditors are paid in full. Creditors of Alden may seek a judicial attachment upon the Transaction proceeds and Alden's real estate as security for satisfaction of any judgment they may obtain against Alden. Such an attachment is a judicial lien that must be satisfied to permit Alden to use the Transaction proceeds as contemplated or transfer title to a prospective purchaser of the real estate.

     There can be no assurances that Alden will be able to distribute funds to its stockholders unless and until all creditors' claims have been satisfied. Moreover, payments to stockholders while Alden is insolvent (or is rendered insolvent as a result of the distribution) may be recoverable by creditors (or a creditors' representative, such as a bankruptcy trustee). Thus, any corporate funds, including proceeds from the sale of any Alden assets such as the real estate, may have to be reserved or otherwise made available to satisfy creditors' claims before payments can be made to the stockholders.

                    INFORMATION ABOUT THE ACQUISITION COMPANY

     The Acquisition Company, a Delaware corporation newly-organized to complete the Transaction, is owned by Thomas T. Gores. Mr. Gores, a resident of California, is also the founder and principal owner of Platinum Equity Holdings, an investment company which currently manages a multi-million dollar asset base portfolio of companies which provide products and services including computer systems, application software and other types of information services.

                  RECOMMENDATION OF BOARD OF DIRECTORS OF ALDEN

     The Board of Directors of Alden has determined that the Transaction is in the best interests of Alden and its stockholders. On December 18, 1996 the Board of Directors of Alden approved the Agreement and unanimously recommended the approval of the Transaction by the Class B Common Stockholders of Alden.

     Approval by the Board of Directors was primarily based upon its consideration of Alden's history of operating losses, a lack of available liquid resources, ongoing long term obligations and the need to protect the remaining assets of Alden. A summary of these considerations is as follows:

          Risk of continuing losses - For the three years ended March 31, 1996 Alden experienced accumulated net losses of approximately $8,300,000. For the most recent six months ended September 30, 1996 an additional loss of approximately $900,000 occurred. While measures have been taken to improve operating results (including the elimination of product lines and reductions in operating costs), there can be no assurances that these measures will return Alden to consistent profitable performance.

          Lack of available liquid resources - Since 1993, Alden has funded losses through liquidation of assets and the utilization of credit from suppliers and financial institutions. On March 27, 1993 (the start of the period noted above), Alden had net working capital (current assets less current liabilities) of approximately $7,400,000. Of this amount, $2,300,000 was represented by cash and cash equivalents. As of September 30, 1996, Alden's net working capital had been reduced to approximately $300,000, of which $20,000 was in cash and cash equivalents.

          At December 31, 1996, Alden had no additional credit available from its institutional lender and the outstanding balance of approximately $211,000 is currently due and payable. The lender has informed Alden that it does not wish to extend the remaining balance beyond February 15, 1997.

          Significant ongoing obligations - The nature of the products that Alden sells mandates that it make long term commitments to both customers and suppliers. Long term commitments to customers involve contractual obligations to provide equipment, data and service for periods of up to five years. Long term commitments to suppliers primarily involve commitments of up to five years for the acquisition of communications capabilities. While generally accepted accounting principles do not permit (or require) the recording of these revenues and liabilities until services are provided (or received), they represent claims against Alden over time. A failure by Alden to honor these obligations would likely result in an acceleration of these claims against Alden.

          Protection of remaining assets - In light of the foregoing considerations, the remaining realizable value to stockholders of Alden resides in its real estate in Westborough, Massachusetts. Continuation of losses and liquidity requirements of the business place the value to stockholders of this real estate at risk. The Board of Directors considers the protection of this asset as the critical factor in its recommendation to approve the Transaction.

                     OPINION OF O'CONOR, WRIGHT WYMAN, INC.

     In order to evaluate the fairness of the Transaction and of the consideration for the Transaction, from a financial point of view, to Alden and the Alden stockholders, the Alden Board of Directors retained the services of O'Conor, Wright Wyman, Inc. ("OCWW"). On December 5, 1996, OCWW made a presentation to the Alden Board of Directors with regard to the purpose and scope of the fairness opinion engagement and the methodology of its analysis, and delivered to the Board its draft written opinion that, as of the date of such draft opinion, the Transaction and the consideration for the Transaction were fair, from a financial point of view, to Alden and the Alden stockholders. On December 17, 1996, OCWW delivered to the Alden Board of Directors its draft written opinion to the effect that, as of the date of such draft opinion, the Transaction and the consideration for the Transaction were fair, from a financial point of view, to Alden and the Alden stockholders. On January 8, 1997, OCWW delivered to the Alden Board of Directors its written opinion to the effect that, as of January 8, 1997, the Transaction and the consideration for the Transaction were fair, from a financial point of view, to Alden and the Alden stockholders.

     OCWW was selected by the Alden Board of Directors on the basis of its qualifications and expertise in the valuation of businesses and their securities in connection with mergers and acquisitions and for corporate and other purposes, as well as its reputation as an investment banking firm. OCWW evaluated the financial terms of the Transaction and the consideration for the Transaction, but did not serve as financial advisors to Alden in negotiation of the terms of the Transaction. OCWW did not determine or recommend the consideration for the Transaction, but only undertook the reviews, analyses and inquiries described in its opinion letter to the Alden Board of Directors, attached hereto as Exhibit B. Alden stockholders are urged to, and should, read such opinion in its entirety for a summary of assumptions made, procedures followed, other matters considered and limits of the review by OCWW. The summary of the opinion which follows is qualified in its entirety by reference to the full text of such opinion.

     In arriving at its opinion, OCWW, among other things:

     (a) reviewed the Agreement and the ancillary agreements to be executed in connection therewith, the Promissory Note, the Lease Agreement, the Security Agreement and the Personal Guaranty;

     (b) reviewed the Information Statement dated January 8, 1997 and the Notice of Special Meeting of the Class A Common and Class B Common Stockholders of Alden dated January 8, 1997;

     (c) reviewed certain historical consolidated financial statements and public filings of Alden and its subsidiaries, including (i) audited financial statements for the ten fiscal years ended March 28, 1987 through March 31, 1996; (ii) Form 10-K for the fiscal year ended March 31, 1996; (iii) Forms 10-Q for the fiscal quarters ended June 30, 1996 and September 30, 1996; and (iv) unaudited summary consolidated financial statements for the seven months ended October 31, 1996 and for the eight months ended November 30, 1996;

     (d) reviewed and discussed with members of Alden's senior management and Board of Directors (i) Alden's historical and current operations and financial condition; (ii) certain internal financial information, analyses and forecasts prepared by management of Alden; (iii) Alden's future prospects and various reasons for, feasibility of, and risks related to various prospective courses of action with regard to Alden's business lines and operating assets, including, without limitation: (1) sale of substantially all of Alden's operating assets,
          (2) continued operation of all of Alden's business lines without the sale of operating assets, (3) sale of a portion of Alden's operating assets relating to certain business lines and continued operation of remaining business lines, and (4) orderly discontinuance of all business lines and liquidation of all of Alden's operating assets;
          (iv) certain descriptive memoranda prepared by Alden with regard to Alden's principal business lines; (v) the concerted effort made by Alden to approach the most likely prospective purchasers of all, or portions, of Alden's operating assets, including the negotiations with Mr. Gores and other representatives of the Acquisition Company; and
          (vi) historical stock prices and public trading volumes of Alden's Class A Common Stock;

     (e) reviewed an unaudited Statement of Financial Condition of Thomas T. Gores dated August, 1996 (the "Personal Financial Statement") prepared by Mr. Gores and provided to Alden in support of the Personal Guaranty to be executed by Mr. Gores, and a related letter dated September 11, 1996 from a certain bank confirming average deposit balances in such bank for the month of August, 1996 under the sole personal control of Mr. Gores, and further, conducted discussions with Mr. Gores in November, 1996 with respect to such Personal Financial Statement and certain more current financial information (all of such review and discussions conducted subject to the limitations (i) that OCWW neither performed nor obtained any independent appraisal or audit of the assets presented in such Personal Financial Statement and (ii) that OCWW is not, in its opinion letter or otherwise, rendering any opinion regarding the accuracy, completeness and reasonableness of the information presented in such Personal Financial Statement); and

     (f) performed such other analyses and investigations and considered such other factors as OCWW deemed appropriate.

     OCWW relied, without assuming any responsibility for the independent verification of such information, upon the accuracy, completeness and reasonableness of all information, including financial forecasts, whether provided to OCWW by Alden and its professional advisors, or otherwise publicly available. OCWW further relied upon the assurance of management of Alden that they are unaware of any facts that would make the information they provided to OCWW incomplete or misleading in any material respect. In arriving at its opinion, OCWW neither performed nor obtained any independent valuation or appraisal of the assets of Alden. OCWW's opinion is necessarily based upon economic, market and other conditions and circumstances existing and disclosed to OCWW that could be evaluated as of the date of its opinion.

     The preparation of a fairness opinion is a complex process and involves various subjective business determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not susceptible to partial analysis or summary description. Accordingly, notwithstanding the separate factors summarized above, OCWW believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors could create an incomplete and misleading view of the evaluation process underlying its opinion. OCWW's analyses were prepared exclusively as part of OCWW's review of the fairness, from a financial point of view, to Alden and the stockholders of Alden of the Transaction and of the consideration for the Transaction, in connection with the delivery of OCWW's opinion. In addition, OCWW's opinion and presentation to the Alden Board of Directors was only one of many factors taken into consideration by the Alden Board of Directors in its determinations with regard to the proposed Transaction.

     Pursuant to the terms of the engagement of OCWW for the purpose of rendering its fairness opinion, Alden agreed to pay OCWW a fee and to reimburse OCWW for certain expenses and Alden agreed to indemnify OCWW and certain related parties against certain liabilities. Alden's obligation for payment of OCWW's fees and expenses was not contingent upon OCWW's issuance of a favorable opinion letter or upon completion of the proposed Transaction. Neither OCWW nor the individuals involved with OCWW's opinion have any present or contemplated future interest in Alden, the Acquisition Company or the proposed Transaction.

                            CHANGE OF CORPORATE NAME

     Alden has proposed to effect a change of its name from "Alden Electronics, Inc." to "AEIRE Corp.". The purpose of the name change is to enable Alden to transfer its name to the Acquisition Company as part of the Transaction. The vote taken at the Special Meeting will include specific authorization of an amendment to Alden's Articles of Organization to effect the change of name.


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     Pursuant to Section 70 of Chapter 156B of the General Laws of
Massachusetts, a proposal to amend Alden's Articles of Organization to effect a change of name requires a vote of the holders of at least a majority of the Class B Common Stock.

                               LEGAL PROCEEDINGS

     As of the date of this Information Statement, there are no legal proceedings to which Alden is a party or to which any of its property is subject.

                               SECURITY OWNERSHIP

     As of January 2, 1997, the following persons were the beneficial owners of more than five percent of the Class B Common Stock:

Name and Address of           Amount and Nature of                Percent
Beneficial Owner              Beneficial Ownership                of Class
----------------              --------------------                --------

Elizabeth J. Alden            7,000 Shares. (1)                     28%
68 Dover Road                 Sole Voting and
Wellesley, MA 02181           investment power

                              9,000 Shares. (2)                     36%
                              Shared voting and
                              investment power

Joan K. Alden                 7,000 Shares. (1)                     28%
380 Grove Street
Needham, MA 02192

William L. Alden              9,000 Shares. (2)                     36%
40 Washington Street          Shared voting and
Westborough, MA 01581         investment power

Henry C. Horner               4,500 Shares. (3)                     18%
370 Main Street               Sole Voting and
Worcester, MA 01608           investment power

John Sands                    1,500 Shares.                          6%
5 Carpenter Lane              Sole voting and
Marshfield, MA 02054          investment power

Priscilla Beck                1,500 Shares.                          6%
37 Oldham Road                Sole voting and
Pembroke, MA 02359            investment power


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

Janet Samson                  1,500 Shares.                          6%
12715 Fredericksburg Drive    Sole voting and
Saratoga, CA  95070           investment power

The Bank of Boston            9,000 Shares. (2)                     36%
100 Federal Street            Shared voting and
Boston, MA 02210              investment power

Frances H. Nolan              7,000 Shares. (1)                     28%
Miller, Wachman & Co.
40 Broad Street
Boston, MA  02109

(1) Held as Trustee of the John M. Alden GST Exempt Qualified Terminable Interest Marital Deduction Trust. Elizabeth J. Alden exercises sole voting and investment control of the shares of Class B Common Stock held by the Trust. Joan K. Alden is the sole beneficiary of the Trust.

(2) Held as Trustee of the Trust under Article Fifth of the Milton Alden Trust-1960.

(3) These shares are held by Henry C. Horner as Trustee of the Judith G. Alden Irrevocable Trust-1986 of which William L. Alden, a Director of Alden, is the sole beneficiary.

     The following table sets forth, as of January 2, 1997, the amount of Class A Common Stock and Class B Common Stock beneficially owned by (i) each director of Alden, (ii) each executive officer of Alden, and (iii) all directors and officers of Alden as a group.

Name of Director,          Title
Executive Officer          of               Amount and Nature of    Percent
or Identity of Group       Class            Beneficial Ownership    of Class (2)
--------------------       -----            --------------------    ------------

Elizabeth J. Alden         Class B          (i) 9,000 Shares.           36%
                                            Shared voting and
                                            investment power.

                                            (ii) 7,000 Shares.          28%
                                            Sole voting and
                                             investment power.

                           Class A          (i) 194,612 Shares. (4)      9%
                                            Shared voting (3) and
                                            investment power.


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

                                            (ii) 158,620 Shares. (1)     7%
                                            Sole voting (3) and
                                            investment power.

William L. Alden (5)       Class B          9,000 Shares.               36%
                                            Shared voting and
                                            investment power.

                           Class A          194,612 Shares. (4)          9%
                                            Shared voting (3) and
                                            investment power.

J. David Luening           Class A          10,000 Shares.             Less
                                            Sole voting (3) and        than 1%
                                            investment power.

George P. Bauer            Class A          190,000 Shares.              9%
                                            Sole voting (3) and
                                            investment power.

All Directors and
Officers as a Group (5)    Class B          (i) 9,000 Shares.           36%
                                            Shared voting (3) and
                                            investment power.

                                            (ii) 7,000 Shares.          28%
                                            Sole voting (3) and
                                            investment power.

                           Class A          (i) 358,620 Shares. (1)     17%
                                            Sole voting (3) and
                                            investment power.

                                            (ii) 194,612 Shares. (4)     9%
                                            Shared voting (3) and
                                            investment power.


(1) This amount includes 49,000 shares which may be acquired upon conversion of Class B Common Stock.

(2) The percentage for the Class A Common Stock is based upon outstanding shares and assumes the conversion of all shares of Class B Common Stock (25,000 shares) into Class A Common Stock (175,000 shares).

(3) Class B Common Stock has sole voting rights unless more than 5,000 shares of Class B Common Stock are converted into Class A Common Stock, at which time the holders of Class A Common Stock will have sole voting rights.

(4) This amount includes 63,000 shares which may be acquired upon conversion of Class B Common Stock.

(5) Amounts shown in this table do not include 83,910 shares of Class A Common Stock and 4,500 shares of Class B Common Stock held by Henry C. Horner as Trustee of the Judith G. Alden Irrevocable Trust-1986 of which William L. Alden, a Director of Alden, is sole beneficiary.

                                   MARKET DATA

     Alden's Class A Common Stock is principally traded on The NASDAQ Small Cap Market under the symbol "ADNEA" and has been so traded since January, 1985. Such stock is also traded on the Boston Stock Exchange under the symbol "ADN". The following table sets forth the quarterly high and low sales prices on The NASDAQ Small Cap Market for Alden's Class A Common Stock for the quarters indicated:


                                                          High            Low
                                                          ----            ---
Quarter Ended March 31, 1995                             $2-1/2          $2
Quarter Ended June 30, 1995                              $2-3/4          $2
Quarter Ended September 30, 1995                         $2-5/8          $2-1/4
Quarter Ended December 31, 1995                          $2-3/8          $1-1/4
Quarter Ended March 31, 1996                             $1-3/8          $  3/4
Quarter Ended June 30, 1996                              $1-3/8          $  5/8
Quarter Ended September 30, 1996                         $15/16          $  5/8
Quarter Ended December 31, 1996                          $11/16          $  5/16

     On December 30, 1996, the last sales price per share on The NASDAQ Small Cap Market for the Class A Common Stock was $23/64.

     By letter dated January 6, 1997, NASDAQ informed Alden that its Class A Common Stock will be delisted from The NASDAQ Small Cap Market, effective with the close of business on January 13, 1997, due to the fact that the closing bid price for such stock had fallen below $1.00 per share for ten consecutive trade dates and Alden will not be able to satisfy NASDAQ's capital, surplus and public float continued listing eligibility requirements.

     The Class B Common Stock is not publicly traded.


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

     Alden has not paid any dividends during the last three (3) years.

                              FINANCIAL INFORMATION

     Summarized historical balance sheet and statement of operations data of Alden are included with this Information Statement as Exhibit C. The balance sheet data as of March 31, 1996 and 1995 and the statement of operations data for the years ended March 31, 1996, 1995 and 1994 are derived from audited financial statements included in Alden's Annual Report on Form 10-K for the year ended March 31, 1996. The balance sheet data as of September 30, 1996 and the statement of operations data for the six months ended September 30, 1996 are derived from unaudited financial statements included in Alden's Report on Form 10-Q for the six months ended September 30, 1996.

     The summarized historical financial data of Alden set forth in Exhibit C do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Such summarized historical financial data should be read in conjunction with the audited and unaudited financial statements and related notes thereto for Alden which are included in Alden's Report on Form 10-K for the year ended March 31, 1996 and Report on Form 10-Q for the six months ended September 30, 1996, copies of which are available upon request from Alden.

                        RIGHTS OF OBJECTING STOCKHOLDERS

     Pursuant to Massachusetts law, Class A and Class B Common Stockholders have the right to object to the Transaction and, if the Transaction is made, to receive compensation equal to the fair value of their shares of Alden's stock. Alden and any stockholders desiring to exercise such statutory appraisal rights will have the rights and duties and must follow the procedures set forth in section 76 and in sections 86 through 98, inclusive, of chapter 156B of the General Laws of Massachusetts in order to perfect such rights. A brief summary of section 76 and sections 86 through 98, inclusive, of chapter 156B of the General Laws of Massachusetts is set forth below. THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE THEIR STATUTORY APPRAISAL RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY EXPRESS REFERENCE TO THOSE SECTIONS, THE FULL TEXT OF WHICH IS INCLUDED IN EXHIBIT D ATTACHED HERETO. STOCKHOLDERS ARE URGED TO READ EXHIBIT D IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN MAY RESULT IN THE LOSS OF STATUTORY APPRAISAL RIGHTS.

     To exercise appraisal rights under Massachusetts law, a stockholder must
(i) deliver to Alden, before the stockholder vote on the action giving rise to such appraisal rights, a written objection to such action stating that such stockholder intends to demand payment for his or her shares through the exercise of his or her statutory appraisal rights if such action is consummated, (ii) not vote in favor of or consent to such action and (iii) within twenty (20) days after the date of


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


mailing to such stockholder of a written notice that the action giving rise to such rights has been consummated or become effective, make written demand upon Alden for payment of his or her shares and an appraisal of the value thereof. Alden shall, within ten (10) days after the date on which such action became effective, notify each stockholder who filed written objection meeting the requirements of Section 86 and whose shares were not voted in favor of such action that the action approved at the meeting of stockholders has become effective. The written objection described in clause (i) above may be sent to Alden, c/o Robert C. Rives, Jr., Esq., Burns & Levinson LLP, 125 Summer Street, Boston, MA 02110-1624.

     Once written demand for payment is made as described above, if the dissenting stockholder and Alden reach agreement on the fair value of such stockholder's shares, Alden will pay to such stockholder the fair value of such shares, within thirty (30) days after the expiration of the period during which the demand may be made. If, within such thirty-day (30-day) period, the parties fail to agree as to the fair value of such shares, Alden or the stockholder may have such fair value determined by judicial proceedings by filing a bill in equity in Massachusetts Superior Court for Worcester County within four (4) months after the thirty-day (30-day) period expires. For the purposes of Superior Court determination, the value of the shares is to be determined as of the day preceding the date of the vote of the stockholders approving the action giving rise to the appraisal rights, and shall be exclusive of any element of value arising from the expectation or accomplishment of such action.

     Failure to satisfy all of the conditions described above and set forth in section 76 and sections 86 through 98, inclusive, of chapter 156B of the General Laws of Massachusetts will preclude a stockholder's claim of statutory appraisal rights under Massachusetts law. However, a stockholder who fails to perfect his or her statutory appraisal rights will nevertheless remain a stockholder of Alden entitled to all the rights and benefits appurtenant thereto.

     Under section 98 of chapter 156B of the General Laws of Massachusetts, the enforcement by a dissenting stockholder of such stockholder's right to receive payment for his or her shares in the manner provided by section 76 and sections 86 through 98, inclusive, of chapter 156B of the General Laws of Massachusetts is stated to be the exclusive remedy of a stockholder objecting to the Transaction, except upon the grounds that consummation of the Transaction will be or is illegal or fraudulent as to that stockholder.



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